

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 23, 2017

Via E-Mail
Mr. Bing Lin
Chairman and Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1003-1004, 10/F, ICBC Tower
Three Garden Road
Central, Hong Kong

> **Re: CM Seven Star Acquisition Corporation**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed October 18, 2017**
> **File No. 333-220510**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments.

Enforceability of Civil Liabilities, page 37

1. File as an exhibit to the registration statement the consent of Maples & Calder for the use of its name and the opinions expressed in this section of the registration statement. See Rule 436(a) of Regulation C under the Securities Act.

Exhibits 5.1 and 5.2

2. The opinions, including the director's certificate in exhibit 5.1, must be executed, that is, signed and dated. Please file executed opinions as exhibits to the registration statement.

Exhibit 5.1

3. The legality opinion must opine on all of the securities being registered under the registration statement. Please refile the legality opinion to include the purchase option units granted to EarlyBirdCapital, Inc., all ordinary shares, warrants, and rights issued as part of the purchase option units, all ordinary shares issuable upon exercise of the warrants included in the purchase option units, and all ordinary shares issuable upon conversion of the rights included in the purchase option units.

Exhibit 10.1

4.   Please file the executed letter agreement as an exhibit to the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154